BlockFi Inc.

201 Montgomery Street, Suite 263

Jersey City, New Jersey 07302

April 27, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4546

Attn:     Sonia Bednarowski and Sandra Hunter Berkheimer

Re:	BlockFi Inc.
Application for Qualification of Indenture on
Form T-3 with respect to BlockFi Interest Accounts
File No. 22847889

Dear Ms. Bednarowski and Ms. Berkheimer:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to the BlockFi Interest Accounts, filed on April 25, 2022 (File No. 22847889) (the “Form T-3”), of BlockFi Inc. (the “Company”).

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company hereby requests acceleration of the effective date of the Form T-3 to 4:00 p.m., Eastern Time, April 29, 2022, or as soon as possible thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Form T-3 be declared effective.

It would be appreciated if, as soon as the Form T-3 is declared effective, you would so inform Robert E. Buckholz of Sullivan & Cromwell LLP at (212) 558-3876 or Mario Schollmeyer of Sullivan & Cromwell LLP at (212) 558-3287.

Very truly yours,
BlockFi Lending LLC

/s/ Jonathan Mayers
Name:	Jonathan Mayers
Title:	General Counsel, Secretary
BlockFi Lending LLC

cc:	Robert E. Buckholz
C. Andrew Gerlach
Mario Schollmeyer
(Sullivan & Cromwell LLP)